Exhibit 99.1

ZOLL MEDICAL CORPORATION SIGNS DEFINITIVE AGREEMENT TO ACQUIRE
ITAMAR MEDICAL

Acquiring provider of home sleep apnea diagnosis solutions will allow ZOLL to better serve undiagnosed and untreated cardiac patients

September 13, 2021 — Chelmsford, MA and Caesarea, Israel — ZOLL® Medical Corporation, an Asahi Kasei company that manufactures medical devices and related software solutions, and Itamar™ Medical Ltd. (Nasdaq and TASE: ITMR), a medical device and digital health company focused on the integration of sleep apnea diagnosis into the cardiac patient care pathway, today announced that the two companies signed a definitive agreement under which ZOLL Medical will acquire all outstanding ordinary shares of Itamar Medical for a total value of approximately $538 million.

Itamar Medical is focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. The company pioneered the WatchPAT® Home Sleep Apnea Device, an innovative sleep apnea diagnosis program for patients and healthcare professionals. The WatchPAT device is FDA-cleared and continues to gain recognition as a safe and effective method for home-based testing for sleep apnea.

Research has shown complex interrelationships between cardiovascular disease and both obstructive sleep apnea (OSA) and central sleep apnea (CSA). OSA is associated with increases in the incidence and progression of coronary heart disease, heart failure, stroke, and atrial fibrillation, while CSA associated with Cheyne-Stokes respiration predicts incident heart failure and atrial fibrillation, and strongly predicts mortality among patients with heart failure.1

“ZOLL Medical is committed to improving outcomes for underserved patients suffering from serious cardiopulmonary conditions,” said Jon Rennert, CEO of ZOLL Medical. “It is currently estimated that 60% of cardiovascular patients suffer from some form of sleep apnea, and the majority of these patients go undiagnosed.2 The combination of ZOLL Medical and Itamar Medical will help more patients receive diagnosis and treatment for sleep-disordered breathing. We look forward to helping strengthen the collaboration between the worlds of cardiology and sleep medicine.”

“We are excited to join forces with ZOLL Medical, a leader in addressing the needs of cardiologists and their patients. The integration of Itamar’s WatchPAT® technology and Digital Health solution for sleep apnea with ZOLL Medical's commercial footprint will accelerate our mission of advancing home sleep medicine to benefit the population of undiagnosed and untreated patients,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical.

1 https://www.ahajournals.org/doi/10.1161/CIRCULATIONAHA.117.029400

2 https://www.ahajournals.org/doi/10.1161/JAHA.118.010440

“We believe the transaction is in the best interest of Itamar’s various stakeholders,” said Shy Basson, Itamar’s Chief Financial Officer.

ZOLL Medical has a long history of improving patients’ lives with innovative technologies, including multiple monitoring solutions that aid in the diagnosis and management of cardiac patients. In April 2021, ZOLL Medical acquired Respicardia, maker of the remedē® System – the only implantable device approved by the FDA to treat moderate to severe CSA in adult patients.3

Transaction Details

Under the terms of the agreement, which has been unanimously approved by the boards of directors of ZOLL Medical and Itamar, ZOLL Medical will acquire all outstanding ordinary shares of Itamar Medical for $31 per American Depository Share (ADS), or $1.03 (equivalent to approximately NIS 3.31) per ordinary share, in cash. The offer of $31 per ADS in cash represents a premium of 50.2% over the price of Itamar Medical’s ADS on the Nasdaq Stock Market on September 10, 2021.

ZOLL Medical’s acquisition of Itamar Medical is subject to approval by the shareholders of Itamar Medical, regulatory approvals and other customary closing conditions. Assuming typical regulatory and shareholder approval timeframes, the parties currently expect the transaction to close by the end of 2021.

Once the acquisition is completed, it is expected that Itamar Medical’s principal operations will continue at its current location in Caesarea, Israel, including its R&D and Digital Health Technology centers, as well as the production center.

Advisors

Goldman Sachs & Co. LLC is acting as financial advisor to ZOLL Medical, and Cooley LLP and Gornitzky & Co. serve as legal advisors to ZOLL Medical. Piper Sandler & Co. is acting as financial advisor to Itamar Medical, and Latham & Watkins LLP and Goldfarb Seligman & Co. are acting as its legal advisors.

About ZOLL Medical Corporation

ZOLL Medical Corporation, an Asahi Kasei company, develops and markets medical devices and software solutions that help advance emergency care and save lives, while increasing clinical and operational efficiencies. With products for defibrillation and cardiac monitoring, circulation enhancement and CPR feedback, supersaturated oxygen therapy, data management, ventilation, and therapeutic temperature management, ZOLL Medical provides a comprehensive set of technologies that help clinicians, EMS and fire professionals, as well as lay rescuers, improve patient outcomes in critical cardiopulmonary conditions. For more information, visit www.zoll.com.

3 FDA PMA P160039

About Asahi Kasei

The Asahi Kasei Group contributes to life and living for people around the world. Since its foundation in 1922 with ammonia and cellulose fiber business, Asahi Kasei has consistently grown through the proactive transformation of its business portfolio to meet the evolving needs of every age. With more than 40,000 employees around the world, the company contributes to sustainable society by providing solutions to the world’s challenges through its three business sectors of Material, Homes, and Health Care. Its health care operations include devices and systems for acute critical care, dialysis, therapeutic apheresis, transfusion, and manufacture of biotherapeutics, as well as pharmaceuticals and diagnostic reagents. For more information, visit www.asahi-kasei.com.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the U.S., Japan, and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Additional Important Information and Where to Find It

In connection with the proposed transaction, Itamar Medical will prepare a proxy statement to be delivered to its shareholders. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement and other documents may be obtained for free from Itamar Medical’s website at www.itamar-medical.com or by directing such request to the company’s Investor Relations below.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss that the combination of ZOLL Medical and Itamar Medical will help more patients receive diagnosis and treatment for sleep-disordered breathing, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical’s control and actual results, expressed or implied by such forward-looking statements, could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks associated with uncertainty as to whether the merger transaction will be completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; costs and potential litigation associated with the merger transaction; the failure to obtain the necessary shareholder approval or regulatory clearances or to satisfy the other closing conditions set forth in the merger agreement; risks that the proposed merger transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; the distraction of management of the company resulting from the proposed transaction; and other risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC) and the Israel Securities Authority (ISA), including its Annual Report on Form 20-F, which is on file with the SEC (accessible at www.sec.gov) and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Copyright © 2021 ZOLL Medical Corporation. All rights reserved. ZOLL, Respicardia, and remedē are registered or unregistered trademarks of ZOLL Medical Corporation and/or its affiliates in the United States and/or other countries. Asahi Kasei is a registered trademark of Asahi Kasei Corporation.

Copyright © 2021 Itamar Medical Ltd. All rights reserved. Itamar Medical is a registered trademark of Itamar Medical Ltd. in the United States and/or other countries.

All other trademarks are the property of their respective owners.

Media Contact:

Matt Hogan

ZOLL Medical Corporation

978-805-6561

media@zoll.com

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo

Gilmartin Group

Phone: +1-510-693-5238

investors@itamar-medical.com

* The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.